Exhibit 12.1
Cambium Learning Group, Inc.
Computation of Ratio of Earnings to Fixed Charges

					Successor Period
					from January 29,
					2007 (Inception)	Predecessor Period	Predecessor Year
	Three Months	Year Ended	Year Ended	Year Ended	through	from January 1,	Ended
	Ended March 31,	December 31,	December 31,	December 31,	December 31,	2007 through	December 31,
(in thousands)	2011	2010	2009	2008	2007	April 11, 2007	2006
Earnings
Consolidated net income (loss)	$(9,757)	$(15,950)	$(35,765)	$(69,560)	$(13,931)	$(11,812)	$440
Income tax expense (benefit)	97	(583)	(7,704)	(13,422)	(7,838)	(3,694)	3,403

Consolidated income (loss) before income taxes	(9,660)	(16,533)	(43,469)	(82,982)	(21,769)	(15,506)	3,843
Fixed charges	4,676	17,816	19,593	18,644	13,370	804	1,555
less: Capitalized interest	(80)	(267)	—	—	—	—	—
add: Amortization of capitalized interest	16	28	—	—	—	—	—

Earnings available for fixed charges	(5,048)	1,044	(23,876)	(64,338)	(8,399)	(14,702)	5,398

Fixed charges
Interest and issuance expense on debt and capital leases	4,536	17,311	19,487	18,520	13,276	766	1,364
Capitalized interest	80	267	—	—	—	—	—
Portion of rentals representative of the interest factor	60	238	106	124	94	38	191

Total fixed charges	4,676	17,816	19,593	18,644	13,370	804	1,555

Ratio of earning to fixed charges (a)	(1.08)	0.06	(1.22)	(3.45)	(0.63)	(18.30)	3.47

(a)	Our consolidated ratio of earnings to fixed charges were less than one-to-one coverage for the three months ended March 31, 2011, for the three months ended March 31, 2011, for the years ended December 31, 2010, 2009, and 2008 and the periods ended December 31, 2007 and April 11, 2007. Earnings available for fixed charges for these periods were inadequate to cover total fixed charges. The deficient amounts, in thousands, for the ratio were $9,724, $16,772, $43,469, $82,982, $21,769, and $15,506 for the three months ended March 31, 2011, for the years ended December 31, 2010, 2009, and 2008 and the periods ended December 31, 2007 and April 11, 2007, respectively.